VIA EDGAR: VIA FORM RW
10-28-2024
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Entrex Production and Installation Company, Inc
Application for Withdrawal on Form RW
for Regulation 1A filing
(Filing: 0002035567-24-000014)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933
, as amended (the Securities Act), Entrex Production
and Installation Company, Inc (the Company) respect
fully requests that the Securities and Exchange
Commission (the Commission) consent to the withdrawal
 of the Company s Regulation 1A filing submitted
10/28/2024 (Filing: 0002035567-24-000014) together
with all exhibits and amendments thereto
(collectively, the Submission (Filed via EDGAR
on October 28, 2024).
The Company requests withdrawal of the 10/28/2024
Submission which was filed in error due to some
filing browser technology challenges.  The filing
erroneously was submitted as an initial 1A while
should have been filed as amended (1AA).
Accordingly, the Company hereby respectfully
requests that the withdrawal of the 1A submission
as of the date hereof.    If you require additional
information, please do not hesitate to contact the undersigned at (954)856-6659.

Very truly yours,

/s/ Stephen H. Watkins
Stephen H. Watkins
Chief Executive Officer